FORM 11-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____________________________to________________________

Commission file number 1-7910

A.     Full Title of the Plan

TOSCO CORPORATION STORE SAVINGS PLAN

B.     Exact Name of Issuer of the Securities held pursuant to the Plan

TOSCO CORPORATION

Nevada (State or other jurisdiction of incorporation or organization)	95-1865716 (I.R.S. Employer Identification No.)

72 Cummings Point Road Stamford, Connecticut (Address of principal executive offices)	06902 (Zip Code)

Registrant's telephone number, including area code: (203) 977-1000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

X  Yes ____ No

TOSCO CORPORATION STORE SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

AS OF DECEMBER 31, 1999 AND 1998 AND
FOR THE YEAR ENDED DECEMBER 31, 1999

TOSCO CORPORATION STORE SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Page(s)

Report of Independent Accountants	1

Financial Statements:

Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1999 and 1998	2

Statement of Changes in Net Assets Available for Benefits with Fund Information for the year ended December 31, 1999	3

Notes to Financial Statements	4-7

Supplemental Schedules:

Item 27(a) - Schedule of Assets Held for Investment Purposes as of December 31, 1999	8

Item 27(d) - Schedule of Reportable (5%) Transactions for the year ended December 31, 1999	9

Consent of Independent Accountants	10

Signatures	11

Report of Independent Accountants

To the Plan Administrator
Tosco Corporation Store Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tosco Corporation Store Savings Plan (the “Plan”) at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999, and reportable (5%) transactions for the year ended December 31, 1999, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan’s management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phoenix, Arizona
June 26, 2000

TOSCO CORPORATION STORE SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1999 AND 1998

                                                                      Participant Directed
                                Stable Value      Balanced       Equity       Global       Tosco Stock     Loan
                                    Fund            Fund          Fund         Fund           Fund          Fund       Total
                                ------------      --------    ----------   -----------    ------------     ------      -----

     DECEMBER 31, 1999
Investments, at fair value:
  Mutual funds                   $     -        $5,292,445    $7,149,820    $4,465,333    $    -         $    -      $16,907,598
  Pooled separate account         16,589,740                                                                          16,589,740
  Common stock                                                                               605,767                     605,767
  Loans to participants                                                                                   2,215,522    2,215,522
                                 -----------    ----------    ----------   -----------    ----------     ----------  -----------

Total investments                 16,589,740     5,292,445     7,149,820     4,465,333       605,767      2,215,522   36,318,627
                                 -----------    ----------    ----------   -----------    ----------     ----------  -----------

Cash                                  27,526                                                                              27,526
                                 -----------    ----------    ----------   -----------    ----------     ----------  -----------

Receivables:
  Participants' contributions         94,727        33,369        41,097        25,282        12,607                     207,082
  Interest and dividends              28,884                                                                              28,884
                                 -----------    ----------    ----------   -----------    ----------     ----------  -----------

Total receivables                    123,611        33,369        41,097        25,282        12,607         -           235,966
                                 -----------    ----------    ----------   -----------    ----------     ----------  -----------

Net assets available for
  benefits                       $16,740,877    $5,325,814    $7,190,917    $4,490,615      $618,374     $2,215,522  $36,582,119
                                 ===========    ==========    ==========   ===========    ==========     ==========  ===========

     DECEMBER 31, 1998
Investments, at fair value:
  Mutual funds                   $     -        $6,002,240    $7,346,787    $3,121,595      $  -         $    -      $16,470,622
  Pooled separate account         15,852,730                                                                          15,852,730
  Common stock                                                                               509,057                     509,057
  Loans to participants                                                                                   2,351,738    2,351,738
                                 -----------    ----------    ----------   -----------    ----------     ----------  -----------

Total investments                 15,852,730     6,002,240     7,346,787     3,121,595       509,057      2,351,738   35,184,147

Receivables:
  Participants' contributions        113,647        45,913        48,218        28,090        13,329                     249,197
  Interest and dividends              25,960                                                                              25,960
                                 -----------    ----------    ----------   -----------    ----------     ----------  -----------

Total receivables                    139,607        45,913        48,218        28,090        13,329         -           275,157
                                 -----------    ----------    ----------   -----------    ----------     ----------  -----------

Net assets available for
  benefits                       $15,992,337    $6,048,153    $7,395,005    $3,149,685      $522,386     $2,351,738  $35,459,304
                                 ===========    ==========    ==========   ===========    ==========     ==========  ===========

The accompanying notes are an integral part of these financial statements.

TOSCO CORPORATION STORE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                        Participant Directed
                                  Stable Value      Balanced       Equity       Global       Tosco Stock     Loan
                                      Fund            Fund          Fund         Fund           Fund          Fund       Total
                                  ------------      --------    ----------   -----------    ------------     ------      -----

Additions to net assets
 attributed to:
  Investment income (loss):
  Net appreciation
   (depreciation)
   in fair value of investments   $      -          $(505,930)  $1,022,910      $920,551         $40,581   $  -       $1,478,112
  Interest, dividends, and other     1,004,655        543,531      155,221       348,934           5,663    142,592    2,200,596
                                   -----------     ----------   ----------   -----------      ----------  ---------  -----------

Total investment income              1,004,655         37,601    1,178,131     1,269,485          46,244    142,592    3,678,708
                                   -----------     ----------   ----------   -----------      ----------  ---------  -----------

Contributions:
  Participants                       1,043,027        398,248      449,349       274,262         125,329               2,290,215
  Rollovers                              6,557          3,460       16,558         3,212          11,218                  41,005
                                   -----------     ----------   ----------   -----------      ----------  ---------  -----------

Total contributions                  1,049,584        401,708      465,907       277,474         136,547      -        2,331,220
                                   -----------     ----------   ----------   -----------      ----------  ---------  -----------

Other, net                              20,798          5,511        4,305         3,112           1,049                  34,775
                                   -----------     ----------   ----------   -----------      ----------  ---------  -----------

Total additions                      2,075,037        444,820    1,648,343     1,550,071         183,840    142,592    6,044,703
                                   -----------     ----------   ----------   -----------      ----------  ---------  -----------

Deductions from net assets
 attributed to:
 Benefits paid to participants       2,125,147        820,951    1,143,559       434,819         103,118    247,853    4,875,447
 Administrative expenses
  and other, net                        33,667          5,291        3,918         2,515           1,050                  46,441
                                   -----------     ----------   ----------   -----------      ----------  ---------  -----------

Total deductions                     2,158,814        826,242    1,147,477       437,334         104,168    247,853    4,921,888
                                   -----------     ----------   ----------   -----------      ----------  ---------  -----------

Net increase (decrease)
  before interfund transfers           (83,777)      (381,422)     500,866     1,112,737          79,672   (105,261)   1,122,815

Interfund transfers                    832,317       (340,917)    (704,954)      228,193          16,316    (30,955)       -
                                   -----------     ----------   ----------   -----------      ----------  ---------  -----------

Net increase (decrease)                748,540       (722,339)    (204,088)    1,340,930          95,988   (136,216)   1,122,815

Net assets available for
 benefits, December 31, 1998        15,992,337      6,048,153    7,395,005     3,149,685         522,386  2,351,738   35,459,304
                                   -----------     ----------   ----------   -----------      ----------  ---------  -----------

Net assets available for
 benefits, December 31, 1999       $16,740,877     $5,325,814   $7,190,917    $4,490,615        $618,374 $2,215,522  $36,582,119
                                   ===========     ==========   ==========   ===========      ==========  =========  ===========

The accompanying notes are an integral part of these financial statements.

THE TOSCO CORPORATION STORE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.  Description of Plan

The following description of the Tosco Corporation Store Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Documents for a more complete description of the Plan’s provisions.

General
The Plan was established in 1985 as the Circle K Kash Plus Plan and has been amended and restated at various times since its formation. Effective January 1, 1998, the Plan was amended to change its name to the Tosco Corporation Store Savings Plan. The Plan is a defined contribution, 401(k) profit sharing plan, covering substantially all of the full-time store employees of Tosco Marketing Company, a division of Tosco Corporation (the “Sponsor”), who have reached the age of 21 and completed one continuous year of employment with the Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code as amended by the Tax Reform Act of 1986 and subsequent legislation. Effective April 1, 1996, the Plan is being administered by Merrill Lynch Trust Company (“Merrill Lynch”), who is also maintaining the individual participant account records and serving as custodian for the Plan’s investments.

Contributions
Participants may contribute between 1 and 12 percent of their eligible compensation (up to $160,000 in 1999) to the Plan. Effective January 1, 1998, the Plan was amended so that no future Sponsor matching contributions will be made. Earnings on investments held by the Plan in the name of a participant are automatically invested in the respective fund from which the earnings were derived.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and Plan earnings, and charged with an allocation of investment expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are fully vested in their entire account balance.

Loans to Participants
The Plan, with certain limitations, may make loans to participants with an interest rate approximately equal to the prime interest rate on the origination date. A loan from the Plan will be made for up to 50% of the participants account balance and all interest payments made under the terms of the loan will be credited to the participant’s account and not considered general earnings of the Plan. Participants’ loans are repaid through payroll deductions. The participant loans are collateralized by the participants’ vested account balances. The maturity on these loans is not to exceed five years.

Distributions
Benefits of the Plan are payable upon reaching normal retirement, early retirement, termination, or in the event of death or disability. All distributions from the Plan are made in one lump sum. Any whole shares of stock in a participant’s stock fund account may be distributed in the form of shares of stock. All other amounts, including fractional shares of stock, will be distributed to the participant in cash.

Administration Fees
All Plan investment management fees are paid from the investment earnings of the individual investment funds. All other administration fees are paid by the Plan or the Sponsor. Fees paid by the Sponsor are not reflected in the Plan’s financial statements.

2.  Significant Accounting Policies

Basis of Presentation
The Plan’s financial statements are presented on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported changes in net assets available for benefits and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments
The Plan’s investments are stated at fair value. Common stock and mutual fund securities are valued at their quoted market price. Pooled separate accounts are valued at contract value plus accrued income that approximates fair value. Participant loans are valued at cost that approximates fair value. Purchases and sales of investments are recorded on a trade date basis.

The Plan presents, in the statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.  Investments

Participants may designate, in one percent increments, the portion of his or her contribution to be placed in various funds. Loan repayments are allocated to these funds based on the participant’s current contribution designation. The characteristics of the different funds are as follows:

Stable Value Fund
The stable value fund seeks to provide preservation of participants’ investments, liquidity, and current income that is typically higher than money market funds. Investments are held in a retirement preservation trust maintained by Merrill Lynch that invests in a broadly diversified portfolio of investment contracts, U.S. government obligations, U.S. government agency securities, and high-quality money market securities.

Balanced Fund
The balanced fund seeks to provide current income and, secondarily, growth of capital. Investments are in the Income Fund of America mutual fund. This mutual fund invests in equities, bonds, and other fixed-income securities in any proportion that seems warranted by existing or expected market conditions.

Equity Fund
The equity fund seeks growth of capital. Investments are made in the Davis New York Venture mutual fund. This mutual fund invests primarily in equity securities of companies with market capitalization in excess of $250 million.

Global Fund
The global fund seeks to provide long-term growth of capital through investments throughout the world, including the United States. Investments are made in the New Perspective mutual fund. This mutual fund invests in U.S. and foreign blue chip companies, focusing on opportunities generated by changes in global trade patterns and economic and political relationships.

Tosco Stock Fund
The Tosco Stock Fund invests primarily in Tosco Corporation common stock. A small cash position is maintained to provide liquidity necessary for periodic transactions (distributions and fund exchanges). At December 31, 1999 and 1998, the Tosco Stock Fund held 22,282 and 19,674 shares of Tosco Corporation common stock, respectively.

Loan Fund
The loan fund represents amounts borrowed by participants against their individual accounts. All loans are collateralized by the vested portion of the participants’ plan balance.

As of December 31, 1999 and 1998 the Plan investments were as follows:

                                                                                          December 31, 1999
                                                                         -----------------------------------------------------
                                                                            Number of           Fair Value
                                                                          Participants           per Unit           Fair Value
                                                                         -----------------       -----------        ----------
     Investments at fair value:
       Stable Value Fund - Merrill Lynch Retirement Preservation
         Trust (a)                                                            2,231           $   1.00          $    16,589,740
       Balanced Fund - American Funds Income Fund of America (a)              1,212              15.74                5,292,445
       Equity Fund - Davis Funds New York Venture Fund (a)                    1,253              28.76                7,149,820
       Global Fund - American Funds New Perspective Fund (a)                    862              29.44                4,465,333
       Tosco Stock Fund - Tosco Corporation Common Stock                        453              27.19                  605,767
       Loan Fund - Participant loans receivable (a)                                                                   2,215,522
                                                                                                                ---------------
                                                                                                                $    36,318,627
                                                                                                                ===============

                                                                                       December 31, 1998
                                                                         -----------------------------------------------------
                                                                            Number of          Fair Value
                                                                          Participants           per Unit           Fair Value
                                                                         -----------------       -----------        ----------
     Investments at fair value:
       Stable Value Fund - Merrill Lynch Retirement Preservation
         Trust (a)                                                             2,715         $     1.00        $    15,852,730
       Balanced Fund - American Funds Income Fund of America (a)               1,518              17.34              6,002,240
       Equity Fund - Davis Funds New York Venture Fund (a)                     1,497              25.01              7,346,787
       Global Fund - American Funds New Perspective Fund (a)                   1,022              22.95              3,121,595
       Tosco Stock Fund - Tosco Corporation Common Stock                         475              25.87                509,057
       Loan Fund - Participant loans receivable (a)                              894                                 2,351,738
                                                                                                               ---------------
                                                                                                               $    35,184,147
                                                                                                               ===============
(a)	This investment represents more than 5% of the Plan’s net assets available for benefits as of December 31, 1999 and 1998.

4.   Federal Income Tax Status

The Internal Revenue Service has determined and informed the Sponsor by a letter dated April 15, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”). Although the Plan amendment allowing Tosco common stock as an investment fund was not in place when the foregoing determination letter was sought, management, Merrill Lynch, and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.   Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, the Plan’s assets would be distributed to the participants, as soon as possible and legally permitted, on the basis of their account balances existing on the date of termination as adjusted for investment gains and losses.

6.   Party-In-Interest Transactions

Certain investments of the Plan are in shares of mutual funds managed by Merrill Lynch. As Merrill Lynch is the Plan’s adminstrator, these transactions qualify as Party-In-Interest transactions. In addition, certain Plan investments are in the Sponsor’s Common Stock. These transactions also qualify as Party-in-Interest transactions.

During 1999, administrative expenses related to the Plan totaling $22,000 were paid by the Sponsor from available forfeitures.

7.   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 1999 and 1998 as reflected in these financial statements to the amounts reflected in the Plan’s Form 5500:

                                                                                              1999                1998
                                                                                        ----------------    ----------------
     Net assets available for benefits as reported in the financial statements          $     36,582,119    $    35,459,304
     Amounts allocated to withdrawing participants                                              (286,942)           (11,728)
                                                                                        ----------------    ---------------
     Net assets available for benefits as reported in the Form 5500                     $     36,295,177    $    35,447,576
                                                                                        ================    ===============
The following is a reconciliation of benefits paid to participants for the year ended December 31, 1999 as reflected in these financial statements to the amount reflected in the Plan's Form 5500:

     Benefits paid to participants as reported in the financial statements              $      4,875,447
     Amount allocated to withdrawing participants at December 31, 1999                           286,942
     Amount allocated to withdrawing participants at December 31, 1998                           (11,728)
                                                                                        ----------------
     Benefits paid to participants as reported in the Form 5500                         $      5,150,661
                                                                                        ================

TOSCO CORPORATION STORE SAVINGS PLAN
ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999

                                                                                                                Current
 Identity of Issue, Borrower, Lessor or Similar Party           Description of Investment         Cost           Value
 ----------------------------------------------------           -------------------------         ----          -------

 Merrill Lynch - Retirement Preservation Trust (a)               16,589,740 shares             $16,589,740    $16,589,740

 American Funds - Income Fund of America                            336,245 shares                5,657,497     5,292,445

 Davis Funds - Davis New York Venture Fund                          248,607 shares                4,837,894     7,149,820

 American Funds - New Perspective Fund                              151,676 shares                3,257,125     4,465,333

 Tosco Stock Fund (a)                                                22,282 shares                 482,281        605,767

 Participant Loans Receivable                                    Interest rates from 5.97%
                                                                 to 10.00% and maturities
                                                                 through 2004                         -         2,215,522
                                                                                                              -----------

                                                                                                              $36,318,627
                                                                                                              ===========

Notes:
(a) - Investment qualifies as a party-in-interest for the Plan and consists primarily of Tosco Corporation common stock.

TOSCO CORPORATION STORE SAVINGS PLAN
ITEM 27(d) - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1999

 PUCHASES
                                                                  Number of           Purchase
Identity of Party Involved      Description of Asset              Transactions           Price
--------------------------      --------------------              ------------        ---------

Merrill Lynch                   Retirement Preservation Trust        864             $4,509,691

American Funds                  Income Fund of America               374              1,160,734

Davis Funds                     Davis New York Venture Fund          385              1,301,449

American Funds                  New Perspective Fund                 338              1,590,493

Participant loans               Loans receivable                     179              1,121,563

SALES
                                                               Number of           Selling           Cost of         Net Gain
Identity of Party Involved     Description of Asset            Transactions        Price             Asset           or (Loss)
--------------------------     --------------------            ------------        -------           -------         ---------

Merrill Lynch                  Retirement Preservation Trust       677             $3,781,312      $3,781,312         $  -

American Funds                 Income Fund of America              645              1,362,458       1,342,982          19,476

Davis Funds                    Davis New York Venture Fund         555              2,512,060       1,821,031         691,029

American Funds                 New Perspective Fund                444              1,167,307       980,578           186,729

Participant loans              Loans receivable                    248              1,257,779       1,257,779             -

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-54153) of Tosco Corporation of our report dated June 26, 2000 relating to the financial statements and financial statement schedules of the Tosco Corporation Store Savings Plan as of December 31, 1999 and 1998, and for the year ended December 31, 1999, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Phoenix, Arizona
June 28, 2000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TOSCO CORPORATION (Registrant) TOSCO CORPORATION STORE SAVINGS PLAN

Date: June 28, 2000	By: /s/ WANDA WILLIAMS (Wanda Williams) Vice President - Human Resources

By: /s/ RANDALL S. SCHULTZ (Randall S. Schultz) Plan Administrator